UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On August 20, 2025, ZK International Group Co., Ltd. (the “Company”) adopted a 2025 equity incentive plan (the “2025 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Equity Incentive Plan has a maximum number of 650,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2025 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZK International Group Co., Ltd. 2025 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZK International Group Co., Ltd.

Date: August 21, 2025	By:	/s/ Jiancong Huang
		Name:	Jiancong Huang
		Title:	Chief Executive Officer and Chairman of the Board